Shareholder Update

Annual Meeting Results
An annual meeting of the funds shareholders was held on August 3, 2000. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

(1) The funds preferred and common shareholders, voting as a single class, voted to decrease the size of the board of directors from nine members to eight members. The following votes were cast regarding this matter:

Shares 	Shares				Broker
Voted For	Voted Against	Abstentions	Non-Votes

3,740,017	56,169		40,259	-



(2) The funds preferred shareholders elected the following directors:

		Shares 		Shares Withholding
		Voted For		Authority to Vote

Roger A. Gibson		886			1
Leonard W. Kedrowski	886			1


(3) The funds preferred and common shareholders, voting as a single class, elected the following directors:

		Shares 		Shares Withholding
		Voted For		Authority to Vote

Robert J. Dayton		3,774,738		61,707
Andrew M. Hunter III	3,776,238		60,207
John M. Murphy, Jr.	3,791,963		44,472
Robert L. Spies		3,791,306		45,139
Joseph D. Strauss		3,791,973		44,472
Virginia L. Stringer	3,775,071		61,374


(4) The funds preferred and common shareholders, voting as a single class ratified the selection by the fund's board of directors of Ernst & Young LLP as the independent public accountants for the fund for the fiscal year ending January 31, 2001. The following votes were cast regarding this matter:

Shares Voted	Shares Voted		Broker
For			Against	Abstentions	Non-Votes

3,759,197		17,315	    59,933	       -